Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

F-1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	As of
	September 30,	March 31,
	2023	2023
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$19,724,715	$20,998,786
Accounts receivable, net	165,818	458,104
Prepayments	202,716	1,136,769
Advance for investment	1,820,385	1,902,004
Other receivables	33,321	34,815
Total current assets	21,946,955	24,530,478
Non-current assets
Long-term investment	14,614,058	14,296,824
Goodwill	4,121,775	4,306,579
Property and equipment, net	62,883	81,315
Intangible assets, net	208,976	254,646
Operating Right-of-use asset, net	73,068	172,796
Total non-current assets	19,080,760	19,112,160
TOTAL ASSETS	$41,027,715	$43,642,638
LIABILITIES
Current liabilities
Accounts payable	$2,444	$21,894
Taxes payable	196,827	258,383
Amounts due to a related party	52,335	54,588
Accrued expenses	1,389,474	1,058,703
Deferred revenue-current	551,040	1,357,236
Deferred tax liabilities	23,074	28,241
Operating Lease Liability-current	108,996	224,822
Total current liabilities	2,324,190	3,003,867
Non-current liabilities
Long-term loans	13,094,015	13,681,099
Deferred revenue-noncurrent	3,283	3,430
Total non-current liabilities	13,097,298	13,684,529
TOTAL LIABILITIES	$15,421,488	$16,688,396
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,449,451 and 14,900,000 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	3,090	2,980
Additional paid-in capital	19,055,297	19,055,407
Statutory reserve	745,590	745,590
Retained Earning	7,744,927	8,111,900
Accumulated other comprehensive income	(1,942,677)	(961,635)
TOTAL SHAREHOLDERS’ EQUITY	25,606,227	26,954,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,027,715	$43,642,638

The accompanying notes are an integral part of these consolidated financial statements.

F-2

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For the six months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	$1,493,709	$7,294,700
Cost of revenue	(944,347)	(7,336,425)
Gross income	549,362	(41,725)

Operating expenses:
Selling and marketing expenses	(127,586)	(278,988)
General and administrative expenses	(1,226,493)	(1,862,404)
Total operating expenses	(1,354,079)	(2,141,392)
Loss from operations	(804,717)	(2,183,117)
Interest income	37,417	36,166
Interest expense	(397,174)	(416,539)
Investment income / (loss)	931,959	(104,354)
Government grant	—	275
Foreign currency exchange loss	(158,905)	(323,046)
Loss on disposals of equipment	1,545	—
Impairment loss	6,526	—
Other expenses, net	12,388	(1,613)
Loss before income taxes	(370,961)	(2,992,228)
Income tax benefits	3,988	8,112
Net loss	$(366,973)	$(2,984,116)
Other comprehensive loss:
Foreign currency translation adjustment	(981,042)	(4,616,732)
Total comprehensive loss	(1,348,015)	(7,600,848)
Net earnings per ordinary share, basic and diluted	$(0.02)	$(0.20)
Weighted average number of ordinary shares, basic and diluted	15,440,444	14,900,000

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022

(Amounts in US$, except for number of shares)

						Accumulated
			Additional			other
	Number of	Common	paid-in	Statutory	Retained	comprehensive
	Shares	stock	capital	reserve	Earning	(loss)/income	Total
Balance as of March 31, 2023	14,900,000	$2,980	$19,055,407	$745,590	$8,111,900	$(961,635)	$26,954,242
Net loss for the period	—	—	—	—	(366,973)	—	(366,973)
Mandatory conversion of convertible note	549,451	110	(110)		—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(981,042)	(981,042)
Balance as of September 30, 2023	15,449,451	$3,090	$19,055,297	$745,590	$7,744,927	$(1,942,677)	$25,606,227

Balance as of March 31, 2022	14,900,000	$2,980	$18,055,407	$745,590	$29,018,885	$2,440,423	$50,263,285
Net loss for the period	—	—	—	—	(2,984,116)	—	(2,984,116)
Foreign currency translation adjustment	—	—	—	—	—	(4,616,732)	(4,616,732)
Balance as of September 30, 2022	14,900,000	$2,980	$18,055,407	$745,590	26,034,769	$(2,176,309)	$42,662,437

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in US$)

	For the six months ended September 30,
	2023	2022
Cash Flows from Operating Activities
Net loss	$(366,973)	$(2,984,116)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	11,827	2,045,964
Amortization of intangible assets	35,032	3,327,665
Loss from long-term investment	(931,959)	104,354
Impairment loss related to long term investment	(6,526)	—
Changes in operating assets and liabilities:
Accounts receivables, net	292,286	112,103
Prepayments and other current assets	934,053	1,270,137
Other receivables	1,494	3,697
Amounts due from a related party	—	(59,157)
Deferred tax assets	—	(365,930)
Interest payable	397,174	416,674
Accounts payable	(19,450)	(29,473)
Amounts due to a related party	(2,253)	(7,010)
Operating Right-of-use asset	93,081	55,119
Deferred revenue	(806,196)	(3,671,586)
Accrued expenses	(54,439)	300,820
Taxes payable	(61,556)	37,210
Deferred tax liabilities	(5,167)	(4,184)
Operating Lease Liability	(115,826)	3,995
Net cash (used in)/generated from operating activities	(605,398)	556,282

Cash flows from investing activities
Purchase of property and equipment	—	—
Purchase of intangible assets	—	—
Proceed from redemption of financial assets held for trading	—	—
Investment in privately held company	—	(304,981)
Cash acquired from business combination	—	—
Proceed from disposal of equipment	4,785	—
Net cash generated from/(used in) investing activities	$4,785	$(304,981)

Cash flows from financing activities
Net cash generated from financing activities	$—	$—
Effects of foreign currency translation	(673,458)	(1,540,533)

Net increase in cash	(1,274,071)	(1,289,232)
Cash at beginning of period	20,998,786	23,834,125
Cash at end of period	$19,724,715	$22,544,893

Supplemental disclosures of cash flow information
Cash paid for income taxes	$—	$—
Non cash transactions
Issuance of ordinary shares for business combination	$—	$—
Mandatory conversion of convertible note	$110	—

The accompanying notes are an integral part of these consolidated financial statements.

F-5

1. Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIE.

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIE. As part of the reorganization, the business operations of the consolidated subsidiaries and VIE were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 ordinary shares, valued at $1.60 per share. On June 6, 2022, Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”) transferred the 100% ownership of Jisen Information to Skillful Craftsman Network Technology (Wuxi) Limited, a wholly owned subsidiary of the Company in China (“WOFE” or “Craftsman Wuxi”). On March 30, 2023, the Company established a 75% owned subsidiary in Singapore, Le First Skillland Pte. Ltd, to facilitate the Company’s global business development of vocational education and will make a capital contribution of $282,463 (S$375,000) to Le First Skillland and has not made such contribution as of the date of this report. As of the end of September 30, 2023, this company had no  operations.

As the Company, its subsidiaries and VIE are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Company’s subsidiaries and the VIEs were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the	Principal
Name of Entity	incorporation	incorporation	Company	activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and services
LE FIRST SKILLAND PTE. LTD. (“LFS”)	March 30, 2023	Singapore	75%	Vocational education

VIE:			Consolidated Entity
Wuxi Kingway Technology Co., Ltd. (“Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIE and its shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of education, value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license (Internet Content Provider), which shall only be held by domestic companies. The Group’s offshore holding companies are not domestic companies under the PRC laws, thus not being qualified to hold ICP license.

F-6

Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreements

Under the Exclusive Business Cooperation Agreements between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations, WOFE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding $100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

F-7

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement, the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIE are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIE and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

The Group’s business has been directly operated by the VIE. For the six months ended September 30, 2023 and 2022, the VIE contributed 100% and 92% of the Group’s consolidated revenues, respectively. As of September 30, 2023 and March 31, 2023, the VIE accounted for an aggregate of 84% and 82%, respectively, of the consolidated total assets, and 93% and 92%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIE were included in the accompanying consolidated financial statements:

F-8

 (Amounts in US$)

	As of
	September 30, 2023	March 31, 2023
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$18,611,135	$19,142,721
Accounts receivable, net	5,237	8,572
Prepayments	2,785	129,148
Deferred expenses	183,883	939,252
Amounts due from related parties	923,537	958,634
Other receivables	4,652	—
Total current assets	19,731,229	21,178,327
Non-current assets:
Long-term investment	14,614,058	14,296,824
Property and equipment, net	489	6,620
Total non-current assets	14,614,547	14,303,444
TOTAL ASSETS	$34,345,776	$35,481,771
Current liabilities:
Accounts payable	$2,444	$21,894
Taxes payable	2,793	8,488
Employee benefits payable	45,442	33,456
Deferred revenue-current	551,040	1,357,236
Other payables	120,226	104,738
Interest payable	587,616	202,405
Deferred tax liabilities	—	—
Total current liabilities:	1,309,561	1,728,217
Non-current liabilities:
Long-term loans	13,094,015	13,681,099
Deferred revenue-noncurrent	—	—
Total non-current liabilities	13,094,015	13,681,099
TOTAL LIABILITIES	$14,403,576	$15,409,316

	For the six months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	$1,493,709	$6,721,036
Net income/ (loss)	$737,179	$(1,533,605)

	For the six months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$1,321,718	$1,586,763
Net cash (used) and provided by investing activities	4,785	(5,526)
Net cash provided by financing activities	—	—
Effects of exchange rate changes on cash	(1,858,089)	(1,943,377)
Net cash used	$(531,586)	$(362,140)

F-9

There are no consolidated VIE’s assets that are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

2. Summary of Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (the “SEC”), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s most recent Annual Report on Form 20-F as filed with the SEC. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period, as reported in the Annual Report on Form 20-F for the most recent fiscal year, as filed with the SEC on August 17, 2023, have been omitted.

For the 6 months ended September 30, 2023, the Company had net loss of $366,973, a sharp decrease in revenue for the amount of $5,800,991 (80%), and recorded net cash used in operating activities of $605,398. As of September 30, 2023, the Company has working capital of $19,622,765. Therefore, the management assesses that current working capital will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. The financial statements are prepared on going concern basis.

b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

c) Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d) Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

ASC 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

e) Cash

Cash include cash on hand, cash accounts, interest bearing savings accounts. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

F-10

f) Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for the six months periods ended September 30, 2023 and 2022.

g) Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of acquisition.

h) Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

Server hardware	5 years
Vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

i) Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Software	5 years
Courseware	5 years
Copyrights	5 years

F-11

j) Lease

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the foregoing criteria is met, the lease shall be classified as an operating lease.

For a lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842, effective as of the beginning of the first period presented, by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had an immaterial impact on the Company’s financial position, with no material impact on the results of operations and cash flows.

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months and operating lease over 12 months on a straight-line basis. During the six months ended September 30, 2023 and 2022, the Company’s recognized rental expenses amounted $95,456 and $105,522, respectively, pertaining to short-term leases.

k) Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. There was no impairment of long-lived assets for the six months ended September 30, 2023 and 2022.

l) Convertible Bonds

Per the ASU 2020-06, it simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. A debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of the convertible debt instrument shall be accounted for as attributable to the conversion feature. Convertible bond will be accounted for as a single liability measured at its amortized cost.

On March 3, 2023, the Company issued a one-year convertible bond with the original principal amount of $1,000,000.00 and 7% annual interest rate on a basis of a 360-day year. According to the agreement, if the closing bid price of ordinary shares of Company as reported by Nasdaq exceeds the Conversion Price at $1.82 per share for at least five consecutive days, all of the outstanding balances shall be automatically converted into ordinary shares (“Mandatory Conversion”). From March 27 to March 31, 2023, stock price exceeded $1.82 for five consecutive days, thus mandatory event was triggered on March 31, 2023, and the Company recorded this conversion into additional paid in capital for the year ended March 31, 2023, due to issuance of the common shares were not completed until subsequently after March 31, 2023. On April 3, 2023, the company issued 549,451 ordinary shares of par value $0.0002 per share at the conversion price of US$1.82 per the conversion terms to the lender, Fun and Cool Limited, with the total conversion amount in $1,000,000.00. The Company then reclassified an amount of $110 from additional paid in capital into common stock when the issuance of common shares was completed on April 3, 2023.

F-12

m) Long-term borrowings

Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations and comprehensive income/(loss).

n) Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayments, other receivables, accounts payable and other payable approximate the fair value of the respective assets and liabilities as of September 30, 2023 and March 31, 2023 owing to their short-term nature or present value of the assets and liabilities.

o) Revenue recognition

The Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. The Group has chosen to use the full retrospective transition method, under which it is required to revise its consolidated financial statements for the year ended March 31, 2017, as if ASC 606 had been effective for those periods. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Group’s revenue is principally derived from the rendering of education services as principal to the members through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB300 per member per quarter. In response to the outbreak of the COVID-19 in China, all courseware of the Company was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month. During the quarter from April to June 2020, the company had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-years membership which normally be only one-year; for new SVIP members, they gained a six-months membership which normally be only three-months.

F-13

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee that online members paid in advance.

The Group also generates revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout the service period.

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of
	September 30, 2023	March 31, 2023
	(Unaudited)	(Audited)
Deferred revenue-current	$551,040	$1,357,236
Deferred revenue-non-current	3,283	3,430
Total	$554,323	$1,360,666

	For the six months ended September 30,
	2023	2022
Revenue recognized from deferred revenue balance	$1,357,236	$6,420,621

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of September 30, 2023, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $551,040. The Group expects to recognize revenue of $551,040 related the remaining performance obligations over the next 12 months.

p) Cost of revenue

Cost of revenue is mainly composed of copyright fees and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

q) Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of $35,964 and $63,936 for the six months periods ended September 30, 2023 and 2022, respectively.

r) Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $29,841 and $149,820 for the six months periods ended September 31, 2023 and 2022, respectively.

s) Research and development expenses

Research and development expenses consist of compensation and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development expenses were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

F-14

t) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

u) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of education services to the members through online education platform. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

v) Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

x) Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

F-15

y) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

z) Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as presentational currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting.

The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	September 30, 2023	March 31, 2023	September 30, 2022
Year-end spot rate	US$1=7.1798 RMB	US$1=6.8717 RMB	US$1=7.0998 RMB
Average rate	US$1= 7.1206 RMB	US$1=6.8855 RMB	US$1=6.7873 RMB

aa) Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

ab) Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

F-16

ac) Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries and VIE may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of September 30, 2023 and March 31, 2023, the RMB denominated cash  amounted to $19,233,568 and $19,791,079 respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Group performs ongoing credit evaluations of customers’ financial condition.

ad) Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

ae) Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect on the consolidated financial position, statements of operations and cash flows.

af) Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard beginning April, 2022 and the impact was not material to the consolidated financial statements.

F-17

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exception to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

3. Business Combination

On September 1, 2021, Wuxi Wangdao acquired 100% equity interest of Jisen Information, for a consideration of 2,900,000 ordinary shares from the Group. The ordinary shares were issued to the seller on September 1, 2021, valued at $1.60 per share. On June 6, 2022, Wuxi Wangdao transferred the 100% ownership of Jisen Information to WOFE.

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were computer software copyrights, which have an estimated useful life of approximately 5 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s ordinary share on the acquisition date.

The allocation of the purchase price is as follows:

Amount
USD
Fair value of total consideration transferred:
Equity instrument (2.9 million ordinary shares issued)	4,640,000
Cash acquired from business combination	(50,427)
Subtotal	4,589,573
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	17,152
Intangible asset - computer software copyrights	175,854
Current liabilities	(140,581)
Deferred tax liabilities	(43,964)
Total identifiable net assets	8,461
Goodwill*	4,581,112

*	The goodwill generated from the expected synergies from the cooperation of promoting the national project of Education Certificate and Several Vocational Skill Level Certificates. Jisen Information develops trading simulators, invests in cloud education curriculum system and customized data analysis platform. Jisen Information’s cloud education technology architecture system provides important complement to Company’s existing technology platform. With Jisen Information’s research and develop ability, the Company expects to lower the cost in platform construction and maintenance. Also, Jisen Information has established cooperation with five Chinese colleges and universities such as Anhui Normal University, Anhui University of Engineering and Anhui Business College. The Company gained potential customer resources from the business acquisition.

F-18

The goodwill is not deductible for tax purposes.

Changes in the carrying amount of goodwill as of September 30, 2023 were as follows:

	Balance as of			Foreign currency	Balance as of
	March 31,			translation	September 30,
	2023	Additions	Impairment	adjustments	2023
Jisen Information	4,306,579	—	—	(184,804)	4,121,775
Total	4,306,579	—	—	(184,804)	4,121,775

The business combination accounting completed for all assets and liabilities acquired on the acquisition date and there’s no change in the fair value of net assets as of September 30, 2023, except the influence of foreign exchange rate. Thus, there’s no indicators of impairment in the goodwill.

4. Cash

Cash consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Cash on hand	$25,800	$396
Bank balances	19,698,706	20,998,172
Other monetary funds	209	218
Total	$19,724,715	$20,998,786

5. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Accounts receivable, gross	$165,818	$458,104
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$165,818	$458,104

6. Prepayments

Prepayments consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Prepaid service fees	$202,716	$1,136,769
Total	$202,716	$1,136,769

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

7. Advance for investment

Advance for investment consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Advance for investment(1)	$1,820,385	$1,902,004
Total	$1,820,385	$1,902,004

(1)	Advance for investment: The Group made a down payment to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) as a part of 60% share purchase and long-term investment. On August 5, 2022, the Group issued 791,667 shares to the two shareholders of Wuxi Talent as a part of the acquisition consideration, and on July 23,2023, the 791,667 shares were returned to the Company for cancellation. The paid cash consideration of $1,820,385 (RMB 13,070,000) was used as investment in Wuxi Talent for 35% of all equity interest of Wuxi Talent by WOFE. As of the end of September 30, 2023, the 35% equity interest of Wuxi Talent has not been transferred to the Company. Subsequently, in October 2023, the 35% of all equity interest of Wuxi Talent was transferred to the Company.

F-19

8. Other receivables

	As of
	September 30, 2023	March 31, 2023
Others	91,818	95,935
Impairment	(58,497)	(61,120)
Total	$33,321	$34,815

9. Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-1	Investment-2	Total
	USD	USD	USD
Balance as of March 31, 2023	—	14,296,824	14,296,824
Investments made	—	—	—
Share gain (loss) from equity investments	(6,526)	938,485	931,959
Impairment	6,472	—	6,472
Foreign currency translation adjustments	54	(621,251)	(621,197)
Balance as of September 30, 2023	—	14,614,058	14,614,058

Investment-1: In August 2021, the Group entered an agreement with Fu Zhi Zhong He (Beijing) Health Technology Co., Ltd., Changsha Tangshi Yipai Medical Technology Co., Ltd., and Yaping Zhou to establish a joint venture of Hunan Medical Star Technology Co., Ltd. (“Medical Star”) in China to develop the learning platform of traditional Chinese medical science and cultivate a group of talents with integrated traditional Chinese and Western medicine knowledge. The Group invested in Medical Star through purchase of its ordinary shares, with a total cash consideration of $278,559 (RMB2,000,000) to obtain 20% shareholding interests.

Medical Star has 7 directors on its board. According to the agreement, the Company has the right to appoint 3 directors to the board of Medical Star, thus it has 43% voting power in the investee and has a significant influence over the operating and financial policies of Medical Star.

The Company incurred a loss of $6,526 from Medical Star for the six months ended September 30, 2023, due to Medical Star had a net loss for the six months ended September 30, 2023. Since the depression of the macroeconomy, the Company predicted that Medical Star would keep the status of loss and will not be able to obtain additional financing in the next year. Thus, the Company recognized the full impairment over Investment.

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% equity ownership of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), with a total consideration of $13,094,015 (RMB94,012,410).

Fujian Fishery has 5 directors on its board. According to the shareholders’ minutes, the Company has the right to appoint 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

The Company incurred a gain of $938,485 from Fujian Fishery for the six months ended September 30, 2023, due to Fujian Fisher had a net income for the six months ended September 30, 2023. There’s no impairment indicator, thus the Company didn’t recognize any impairment over Investment 2.

F-20

10. Property and equipment, net

Property and equipment consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Server hardware	$19,190,009	$20,050,414
Vehicles	95,746	211,946
	19,285,755	20,262,360
Less: accumulated depreciation	(13,709,142)	(14,420,101)
Less: impairment	(5,513,730)	(5,760,944)
Property and equipment, net	$62,883	$81,315

The impairment to property and equipment for the six months ended September 30, 2023 and 2022, were $5,513,730 and $0, respectively. Subsequent to March 31, 2023, no additional impairment was recorded to property and equipment for the six months ended September 30, 2023, while the slight change was due to foreign currency fluctuation.

Additions to property and equipment for the six months periods ended September 30, 2023 and 2022 were both nil. Disposals of property and equipment for the six months ended September 30, 2023 were $4,785, with a gain of $1,545, while no disposal of property and  equipment for the six months ended September 30, 2022.

Depreciation expenses were $11,827 and $ 2,045,964 for the six months periods ended September 30, 2023 and 2022, respectively.

11. Intangible assets, net

Intangible assets consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Software	$5,948,981	$5,610,547
Courseware	29,137,211	30,443,609
Copyrights	11,161,314	12,266,906
	46,247,506	48,321,062
Less: accumulated amortization	(38,317,331)	(39,999,028)
Less: impairment	(7,721,199)	(8,067,388)
Intangible assets, net	$208,976	$254,646

For the six month periods ended September 30, 2023 and 2022, the Group had no pledged intangible assets.

Due to the significant deterioration in general economic conditions during the year ended March 31, 2023, the Company recognized full impairment for the intangible assets related to vocational education for a total amount of $8,067,388. Subsequent to March 31, 2023, no additional impairment was recorded to intangible assets for the six months ended September 30, 2023, while the slight change was due to foreign currency fluctuation. No impairment to intangible assets was recorded for the six months ended September 30, 2022.

Additions to intangible assets for the six month periods ended September 30, 2023 and 2022 were both nil. There were no disposals of intangible assets for the six months ended September 30, 2023 and 2022.

Amortization expenses were $35,032 and $3,327,665 for the six months periods ended September 30, 2023 and 2022, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of September 30, 2023:

2024	$69,486
2025	69,486
2026	66,849
2027	3,155
Total	$208,976

F-21

12. Lease

	March 31,	Increase/	Exchange rate	September 30,
	2023	(Decrease)	translation	2023
Shenzhen Wan	$211,765	$—	$(9,087)	$202,678
Longcheng Car	99,580	—	(4,273)	95,307
Total right-of-use assets, at cost	311,345	—	(13,360)	297,985
Less: accumulated amortization	(138,549)	(92,313)	5,945	(224,917)
Right-of-use assets, net	$172,796	$(92,313)	$(7,415)	$73,068

The Company recognized lease expenses for the operating lease right -of-use assets, Shenzhen Wan and Longcheng Car, over a straight-line basis, and the remaining lease periods are 6 and 3 months, respectively.

Operating lease liabilities consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Shenzhen Wan	$74,303	$138,492
Longcheng Car	34,693	86,330
	108,996	224,822

Analyzed for reporting purposes:

	As of
	September 30, 2023	March 31, 2023
Operating Lease Liability-noncurrent	$—	$—
Operating Lease Liability-current	108,996	224,822
Total	108,996	224,822

The operating lease liabilities is the net present value of the remaining lease payments as of September 30, 2023 and March 31, 2023.

The discount rates used for Shenzhen Wan was 3.6500%. The weighted average remaining lease terms for operating leases was 0.43 year. The incremental borrowing rate for the Company was 3.6500%.

For the six months ended September, 2023 and 2022, the amortized expenses were $93,081 and $55,119, respectively. For the six months ended September, 2023 and 2022, the operating lease expenses were $95,456 and $105,522.

Maturity analysis of operating lease liabilities as of September 30, 2023 is as follows:

Discount rate at commencement	$3.6500%
One year	109,704
Two years	—
Total undiscounted cash flows	109,704
Total operating lease liabilities	108,996
Imputed interest	$708

13. Accounts payable

Accounts payable consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Payable to a supplier of virtual simulation software	$2,444	$21,894
Total	$2,444	$21,894

F-22

14. Accrued expenses

Accrued expenses consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Accrued payroll	$770,421	$844,331
Accrued rental fee	29,674	2,265
Accrued promotion fee	1,441	9,368
Accrued Interest	587,616	202,405
Other	322	334
Total	$1,389,474	$1,058,703

15. Long-term loans

Long-term loan consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Long-term loan	$13,094,015	$13,681,099

On January 4, 2022, the Group borrowed the unsecured amount of $13,094,015 (RMB94,012,410) through a five-year long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd. The annual interest rate is 6%. The Group is obligated to pay interest each year on December 30th, whereas the principal should be returned on January 3, 2027. Earlier payment is acceptable without any penalties.

16. Revenue

Disaggregated revenue by type consisted of the following:

	For the six months ended September 30,
	2023	2022
Online VIP membership revenue	$1,135,548	$5,284,761
Online SVIP membership revenue	342,925	1,395,327
Technology services revenue	15,236	614,612
Total	$1,493,709	$7,294,700

17. Cost of revenue

Cost of revenue consisted of the following:

	For the six months ended September 30,
	2023	2022
Amortization expenses	$—	$3,310,928
Depreciation expenses of server hardware	—	2,033,556
Resource usage fees	730,281	766,135
Website maintenance fee	121,714	766,135
Virtual simulation fee	88,303	359,297
Raw material consumption fees	1,457	1,946
Other	2,592	98,428
Total	$944,347	$7,336,425

F-23

18. Operating expenses

Operating expenses consisted of the followings:

	For the six months ended September 30,
	2023	2022
Selling and marketing expenses:
Promotion expenses	$29,841	$149,820
Telecommunications service fees	35,110	40,325
Union pay service charges	7,506	37,684
Employee compensation	45,216	41,438
Employee benefit expenses	9,913	9,721
	$127,586	$278,988

General and administrative expenses:
Employee compensation	$471,050	$1,090,274
Audit fee	265,000	235,500
Consulting fee	79,837	138,600
Insurance fee	—	44,519
Attorney fee	93,105	50,501
Service fee	44,620	30,821
Employee benefit expenses	26,051	54,215
Rental fee	121,245	105,522
Entertainment	905	13,510
Travel and Communication expenses	17,376	15,213
Investment relationship fee	37,990	40,026
Amortization of intangible assets	35,032	16,737
Depreciation expenses of vehicles	11,827	12,408
Daily expenses	21,865	12,549
Other	590	2,009
	$1,226,493	$1,862,404
Operating expenses	$1,354,079	$2,141,392

19. Taxation

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the six months ended September 30, 2023 and 2022.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the six months ended September 30, 2023 and 2022.

PRC

Income Tax

The Company’s subsidiaries and VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

F-24

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the six months ended September 30,
	2023	2022
Current	$—	$378,849
Deferred	(3,988)	(386,961)
Income tax expense	$(3,988)	$(8,112)

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the six months ended September 30, 2023 and 2022, respectively:

	For the six months ended September 30,
	2023	2022
Income before income taxes	$(370,961)	$(2,992,228)
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$(92,740)	$(748,057)
Additional deductible of R&D expense	—	—
Effect of tax exempt entity	164,743	311,599
Effect of previous year tax filing	—	2,481
Effect of non-tax deductible expenses	23	55,935
Effect of tax loss not recognized	158,607	369,930
Effect of investment income not recognized	(232,990)	—
Effect of impairment not recognized	(1,631)	—
Income tax expense	$(3,988)	$(8,112)
Deferred tax assets	$3,490,495	$365,930
Valuation allowance	(3,490,495)	—
Deferred tax assets, net	—	—
Deferred tax liability	(23,074)	—
Total	(23,074)	365,930

The temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements for the six months ended September 30, 2023 was derived from the intangible assets recognized from the acquisition of Jisen Information. And the temporary difference in the financial statements for the six months ended September 30, 2022 was derived from the net loss of Wuxi Wangdao.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the following:

	As of
	September 30, 2023	March 31, 2023
Income tax payable	$187,348	$211,046
VAT payable	9,420	41,092
Other tax payables	59	6,245
Total	$196,827	$258,383

F-25

20. Related parties

a) The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Co-Chief Executive Officer, 25.97% beneficial owner of the Company*
Bin Fu	Co-Chief Executive Office of the Company*
Hunan Medical Star Technology Co., Ltd.(Medical Star)	Joint venture
Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”)	Minority Owned Subsidiary of the Company

*	On September 6, 2023, Mr. Xiaofeng Gao resigned as the Co-Chief Executive Officer of the Company and Mr. Fu has become the sole Chief Executive Officer of the Company.

b) The Company had the following related party balance with the related party mentioned above:

	As of
	September 30, 2023	March 31, 2023
Amounts due to Xiaofeng Gao	$2,195	$2,199
Amounts due to Bin Fu	38,998	40,747
Amounts due to Xuejun Ji*	11,142	11,642
Total	52,335	54,588

*	a major shareholder of the Company

c) The Company had the following related party transaction with the related party mentioned above:

	For the six months ended September 30,
	2023	2022
Expense paid by Xiaofeng Gao	$—	$1,071
Repayment to Xiaofeng Gao	—	3,514
Sales to Medical Star	9,274	34,693

The Group did not have other significant balances or transactions with its related parties for the six months ended September 30, 2023 and 2022.

21. Commitments and Contingencies

(1) Operating lease commitments

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi and Shenzhen in the PRC. As of September 30, 2023, the Group had no obligation under long-term financing lease requiring minimum rentals. As of September 30, 2023, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the six months ended September 30, 2023 were $95,456 and were recorded in general and administrative expense on the consolidated statements of operations.

As of September 30, 2023, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

October 2023 to September 2024	$109,704
Total	$109,704

22. Subsequent events

The Group has evaluated subsequent events through January 2, 2024 on the issuance of the consolidated financial statements and noted that there are no significant subsequent events.

F-26

23. Condensed financial information of the Company

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation, using the same accounting policies as set out in the Group’s consolidated financial statements.

Condensed balance sheets

	As of
	September 30, 2023	March 31, 2023
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$484,353	$1,198,204
Deferred expenses	15,500	46,500
Amounts due from subsidiaries and VIE	3,791,734	3,766,314
Investment in subsidiaries and VIE	22,029,451	22,721,204
TOTAL ASSETS	$26,321,038	$27,732,222
Amounts due to related parties	2,107	2,107
Accrued expenses	712,704	775,873
TOTAL LIABILITIES	$714,811	$777,980
Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 15,449,451 and 14,900,000 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	3,090	2,980
Additional paid-in capital	19,055,297	19,055,407
Statutory reserve	745,590	745,590
Accumulated profits	7,744,927	8,111,900
Accumulated other comprehensive income	(1,942,677)	(961,635)
Total shareholders’ equity	$25,606,227	$26,954,242

Condensed statements of income (unaudited)

	For the six months ended September 30,
	2023	2022
Revenue	$—	$—
Cost of revenue	—	—
Gross profit	—	—
Operating expenses:
General and administrative expenses	$(658,803)	$(1,245,367)
Share of profit in subsidiaries and VIE	289,289	(1,737,721)
Others, net	2,541	(1,028)
(Loss)/Income before income tax provision	(366,973)	(2,984,116)
Provision for income tax	—	—
Net (loss)/profit	$(366,973)	$(2,984,116)

Condensed statements of comprehensive income (unaudited)

	For the six months ended September 30,
	2023	2022
Net loss	$(366,973)	$(2,984,116)
Other comprehensive loss	(981,042)	(4,616,732)
Total comprehensive loss	$(1,348,015)	$(7,600,848)

F-27

Condensed cash flow

	For the six months ended
	September 30,
	2023	2022
Net cash (used by) / provided by operating activities	$(713,851)	$(862,420)
Net cash used in investing activities	—	(245,000)
Net cash provided by financing activities	—	—
Net cash (outflow) / inflow	$(713,851)	$(1,107,420)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-28